EXHIBIT 12

HONEYWELL INTERNATIONAL INC.
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Three Months Ended
March 31, 2016
(Dollars in millions)

Determination of Earnings:
Income before taxes	$1,628
Add (Deduct):
Amortization of capitalized interest	5
Fixed charges	97
Equity income, net of distributions	(6)
Total earnings, as defined	$1,724

Fixed Charges:
Rents(a)	$12
Interest and other financial charges	85
97
Capitalized interest	7
Total fixed charges	$104

Ratio of Earnings to Fixed Charges	16.58

(a)	Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.
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